SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

     NETC4: R$ 21.61/share (Bovespa)
NETC: US$ 10.17/ADR (1ADR=1 share - Nasdaq)
XNET: EUR$ 7.94/shares (Latibex)
Total Shares: 267,987,468
Market Value: R$ 5.8 billion
Closing Price: 10/23/2006

Third Quarter 2006 Earnings Results

São Paulo, October 24, 2006 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest Pay-TV multi-service operator in Latin America offering Broadband Internet access (“Virtua”) and voice services (“Net Fone via Embratel”), announces today its earnings results for the third quarter 2006 (“3Q06”).

The following financial and operating data, except where otherwise stated, are presented in accordance with the Brazilian Corporate Law (“BR GAAP”) on a consolidated basis. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR and US GAAP can be explained by the 7.4% depreciation of the average Real in the period, and by the different accounting principles involved. In the latter case, the main variations are presented in the section “Main Differences between BR GAAP and US GAAP”.

Consolidated Financial Highlights	3Q06	3Q05	Var.	9M06	9M05	Var.
(R$ million)			3Q06x3Q05			9M06x9M05

Net Revenue	500.7	410.0	22.1%	1,405.7	1,160.5	21.1%
EBITDA (a)	129.5	107.1	20.8%	371.8	335.3	10.9%
EBITDA Margin	26%	26%		26%	29%
EBIT	79.3	55.5	42,9%	227.1	172.8	31.4%
Net Income / (Loss)	24.6	(20.6)		53.5	(5.2)
Net Debt	378.2	370.3	2,1%
Net Debt / EBITDA (LTM)	0.78x	0.86x
Net Debt / EV (b)	6.7%	8.9%

Operating Highlights

Pay-TV subscribers base (thousand)
Connected subscribers	1,729.7	1,498.1	15.5%

Churn Rate – last 12 months	14.0%	12.9%

Broadband subscribers base (thousand)
Connected subscribers (c)	630.2	302.0	108.7%

Churn Rate – last 12 months	14.4%	13.7%

Voice Services subscribers base (thousand)
Connected subscribers	115.4	-	-

Revenue generating units (thousand)	2,475.2	1,800.1	37.5%

Revenue generating unit per subscriber	1.38	1.20

Client ARPU (R$/subscriber) (d)	121.34	113.94	6.49%

Number of employees	4,838	3,814	26.8%

(a) Does not constitute a financial statement item for the period in question, nor does it represent cash flow. It should therefore not be regarded as an alternative measure for net income (loss), as an indicator of operating performance or as an alternative for cash flow as a source of liquidity. In addition, EBITDA definition may not be comparable to that adopted by other companies.
(b) Enterprise Value calculated based on the share price at the end of the respective quarters multiplied by the total number of shares, plus net debt as of September 30, 2006.
(c) Approximately 90% of the Broadband subscribers at least one other additional service rendered by the Company.
(d) Average Pay-TV and Broadband gross revenues, PPV revenue and other services per Pay-TV and exclusively Broadband connected subscribers.

IR	Marcio Minoru Miyakava	Juliana Bajon	André Brandi Carvalho
Contacts:	(55 11) 2111-2811	(55 11) 2111-2721	(55 11) 2111-2983
	minoru@netservicos.com.br	juliana.bajon@netservicos.com.br	andre.carvalho@netservicos.com.br

HIGHLIGHTS OF THE PERIOD

In 3Q06, Pay-TV and Broadband subscriber base growth remained consistent with the Company’s strategy of growing in a faster pace, maximizing market opportunities and a more stable economy in terms of disposable income. Pay-TV and Broadband subscriber base increased by 15.5% and 108.7% over year ago, respectively.

As a result of the organic growth, net revenue ended the third quarter at R$ 500.7 million, 22.1% above the R$ 410.0 million posted in 3Q05. In the same period, client ARPU1 grew from R$ 113.94 in 3Q05 to R$ 121.34 this quarter, corresponding to a 6.49% rise, as a result of the Company’s strategy to increase penetration of Broadband subscribers over the Pay-TV subscriber base.

Following its subscriber expansion strategy while still focusing on return on investment, the Company has been maintaining its EBITDA margin at around 26%. Consolidated EBITDA reached R$ 129.5 million, 20.8% higher than the R$ 107.1 million result posted in 3Q05. When analyzing EBITDA before selling expenses, one can note a better performance from the Company’s margin, increasing from 33% in 3Q05 to 35% in 3Q06, confirming that the recorded growth is providing subscribers that have positively contributed to the solidification of the Company’s EBITDA margin in the long run. EBITDA before selling expenses grew by 28.9%, from R$ 135.7 million to R$ 174.8 million this quarter.

Net debt ended the quarter at R$ 378.2 million and the Net debt to EBITDA ratio remained at 0.78x. The Company’s operations are generating sufficient cash to support the necessary investment for the 12 coming months expected growth and to meet financial obligations, thus allowing this low financial leverage.

The Company recorded Net Income of R$ 24.6 million in the third quarter, versus the R$ 20.6 million net loss recorded in the same period of the previous year. In addition to the better operating result, the loss with foreign exchange hedge operation recorded in 3Q05 did not occur this quarter. Both factors boded well for this outcome.

OPERATING PERFORMANCE

• Revenue generating units (“RGU”), which is a sum of all Pay-TV, Broadband and Voice services, reached 2,475,200 37.5% more than in 3Q05. The strong increase in Pay-TV and Broadband subscriber base and the synergy from NET Combo integrated offering supported this growth.

• RGU per subscriber ratio, which represents the average number of services per subscriber, grew from 1.20 to 1.38. This continuing growth on the RGU ratio confirms the success of the Company’s efforts to strengthen bundle sales.

• During the third quarter, the Company intensified its bundle sales efforts. Clients are offered six different packages for Pay-TV, Broadband and voice services products when subscribing NET Combo. The packages options go from “Standard” to “Gold” in Pay-TV and from Net Vírtua 200K to Net Vírtua 8 mega in Broadband, with prices ranging from R$ 99.90 to R$ 384.80.

• Regarding Pay-TV, the Company continues with a strong growth trend, reaching 161,600 gross sales, 33.9% above the 120,700 sales accomplished in the same period of the previous year.

• In order to encourage migration to higher value-added packages during 3Q06, the Company introduced a sales promotion granting free hook-up fee, the Brazilian Soccer Championship (Brasileirão) package until the end of the year and free trial for one month for more advanced packages in order to motivate upgrades. A 30% discount on the first two monthly charges was granted to current subscribers if they were upgrading to a more advanced package.

• Pay-TV connected subscriber base grew by 15.5%, from 1,498,100 subscribers in 3Q05 to 1,729,700 subscribers in 3Q06.

• As announced in 2005 the Company’s goal was to reach 100,000 digital Pay-TV subscribers by the end of 2006. In September 2006, NET Digital’s subscriber base reached the landmark of 138,800 subscribers. The availability of digital service is important as it provides more options to subscribers in terms of number of available channels, number of available movies through the Pay-per-view (“PPV”) system, audio channels and a better quality of sound and image. The Company believes that, based on a market research, demand for digital service will continue gradually grow on a sustainable basis in the coming years

________________________________________

1 Average Pay-TV and Broadband gross revenue, PPV revenues and other revenues regarding the rendering of services per connected subscriber.

• Last 12-month Pay-TV churn rate edged up slightly year-over-year, from 12.9% to 14.0% . Nevertheless, this level of churn rate remains as one of the lowest in the industry, consistent with the Company’s current growth trend and compatible with the expected return on investment. Voluntary disconnections accounted for 51% of the total, due to the fact that subscribers moved to other cities or areas that were not covered by our cable network The main reason for non-voluntary disconnections was based on financial constraints.

• Brazilian Soccer Championship PPV sales, which include the Brazilian and Regional Soccer Championships and the “Sócio Premiere Futebol Clube” (“Premiere Partner Soccer Club”), an a la carte channel, totaled 57,500 sales this quarter, a 23.2% growth over the 46,700 sales recorded in the same quarter in 3Q05. PPV Movie sales totaled, 47,200 sales, in the quarter versus the 21,700 sales recorded in 3Q05, corresponding to a 117,3% growth.

• Broadband gross sales totaled 151,200 in 3Q06, 95.6% up on the 77,300 sales accomplished in the same period of the previous year. Migration from dial-up access to Broadband, as a result of the increased content directed to Broadband users and the acknowledgment of Vírtua for its reliability and quality, led to this performance.

• Last 12-month Broadband churn rate ended 3Q06 at 14.4%, slightly higher than the 13.7% recorded in the same period of the previous year, within the level expected by the Company and acceptable in the industry. As for Pay-TV, the main reasons for voluntarily disconnection requests were subscribers moving to other cities or areas, which were not covered by our bidirectional network.

• Broadband connected subscriber base posted at the end of 3Q06 630,200 subscribers, 108.7% higher than the 302,000 subscribers registered in the same period of the previous year.

• Net Fone Via Embratel connected subscriber base ended the quarter with 115,400 subscribers, recording an 18% penetration over Broadband subscribers with only two complete quarters of operation.

• The Company’s call center ended the 3Q06 with 93% of total calls answered within 10 seconds. This level accomplishes with the Company’s quality goal. The adjustment in the number of attending stations contributed to this positive performance.

CONSOLIDATED EARNINGS ANALYSIS

1. Consolidated gross revenue2 rose by 26.3%, from R$ 509.3 million in 3Q05 to R$ 643.5 million in 3Q06, as a result of the growth in the Pay-TV and Broadband subscriber base, as detailed below:

1.1. Subscription revenue3, which accounts for more than 90% of the Company’s revenues, totaled R$ 596.8 million in 3Q06, 25.8% up on the R$ 474.2 million reported in 3Q05, mainly due to the increase in the Pay-TV and Broadband subscriber base.

________________________________________

2 In US GAAP gross revenue climbed 36.7%, from US$ 217.3 million in 3Q05 to US$ 297.2 million in 3Q06.

1.2. Average hook-up revenue4 (per new subscriber) recorded a slight drop year-over-year from R$ 33.63 to R$ 32.73 in 3Q06, as a result of a higher number of loyalty package sales, which can exempt subscribers from the hook-up fee.

1.3. PPV revenue5 in the third quarter stood at R$ 19.9 million, remaining flat in comparison to the R$ 19.6 million posted in 3Q05. This revenue remained stable even with the given increase in the Brasileirão PPV subscriber base, as the Company offered a free trial of this package until the end of the year focusing on attracting new subscribers.

1.4. Other revenues6 amounted to R$ 21.5 million in 3Q06, 88.4% higher than the R$ 11.4 million reported in the same period of the year before. The main reasons for the upturn were the increase in revenues from optical cable rental, collection and revenues from technical assistance service, installation and additional services charged from subscribers who choose the basic service package.

1.5. Services and other taxes7, which include taxes and cancellations, totaled R$ 142.8 million, 43.8% up on the R$ 99.3 million recorded in 3Q05. This increase reflects the higher volume of discounts and the increase in taxes due to Broadband revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher.

1.6. Net revenue8 climbed 22.1% and ended the quarter at R$ 500.7 million, against R$ 410.0 million in 3Q05. This improvement was due to the successful implementation of the Company’s accelerated growth strategy, thus increasing RGU.

2. Direct operating expenses9 amounted to R$ 242.8 million in 3Q06, rising by 17.9% from the R$ 206.0 million reported in 3Q05. The main reasons for this increase are related to the Company’s variable costs, which have been managed to sustain its current growth. The breakdown of these costs was as follows:

2.1. Programming and royalties10 stood at R$ 142.1 million, 13.1% above the R$ 125.6 million recorded in 3Q05, mainly due to the subscriber base growth, as unitary costs remained stable. Due to the strengthening of other sources of revenue, programming and royalties expenses continue with its downward trend and, in 3Q06, corresponded to 28% of net revenue.

2.2. Network expenses11 fell by 5.0%, from R$ 26.3 million in 3Q05 to R$ 25.0 million in 3Q06. This result was mainly due to the R$ 2.2 million drop regarding adjustment of undue network electric power charges booked in the past and lower analogical decoders maintenance costs. The increase in pole rental costs due to contractual readjustment linked to the General Price Index (“IGPM”) was offset by those factors.

________________________________________

3 In US GAAP subscription revenue grew by 35.9%, from US$ 201.4 million in 3Q05 to US$ 273.7 million in 3Q06.
4 In US GAAP average hook-up revenue jumped 59.3%, from US$ 23.16 in 3Q05 to US$ 36.89 in 3Q06.
5 In US GAAP PPV revenue rose 9.5%, from US$ 8.3 million in 3Q05 to US$ 9.1 million in 3Q06.
6 In US GAAP other revenue climbed 72.6%, from US$ 4.9 million in 3Q05 to US$ 8.4 million in 3Q06.
7 In US GAAP services and other taxes grew by 55.3%, from US$ 42.2 million in 3Q05 to US$ 65.5 million in 3Q06.
8 In US GAAP net revenues grew by 32.3%, from US$ 175.1 million in 3Q05 to US$ 231.6 million in 3Q06.
9 In US GAAP direct operating expenses moved up by 27.4%, from US$ 88.2 million in 3Q05 to US$ 112.3 million in 3Q06
10 In US GAAP programming and royalties grew 20.5%, from US$ 53.8 million in 3Q05 to US$ 64.8 million in 3Q06.
11 In US GAAP network expenses increased by 4.9%, from US$ 12.8 million in 3Q05 to US$ 13.4 million in 3Q06.

2.3. Customer relations12 expenses recorded a 22.0% drop, totaling R$ 4.0 million in 3Q06, versus the R$ 5.1 million recorded in 3Q05, primarily due to the decrease in market survey expenses.

2.4. Payroll and benefits13 totaled R$ 25.7 million in 3Q06, 26.3% higher than the R$ 20.3 million recorded in 3Q05. In July there was a collective labor agreement, which increased wages by 3.5% . Moreover, in order to adequate technical and commercial areas to meet demand, the Company hired some outsourced employees given the accelerated sales and installation pace and to strengthen quality.

2.5. Other operating expenses14, essentially comprising the call center and the Vírtua link, totaled R$ 46.2 million in 3Q06, 60.6% higher than the R$ 28.7 million result reported in 3Q05. This result is related to the increase in the subscriber base and to the call center adequacy, which demanded a higher number of answering stations and the hiring of a larger band to Vírtua.

3. Selling, general and administrative expenses15 (SG&A) came to R$ 128.4 million in the quarter, a 32.7% growth over the R$ 96.8 million reported in 3Q05. This result was mostly due to higher selling expenses, as detailed below:

3.1. Selling expenses16 amounted to R$ 45.4 million, 59.1% up from the R$ 28.5 million in 3Q05. This increase is related to higher sales commission, marketing and active telemarketing activities, due to the expressive increase of the accomplished sales. As a percentage of net revenues, selling expenses moved up from 7% to 9%.

3.2. General and administrative expenses17 increased by 24.1%, from R$ 63.6 million in 3Q05 to R$ 78.9 million in 3Q06, chiefly due to higher expenses with consulting and legal counsel expenses related to special projects and IT services. The increase in collection and postage expenses due to the increase in the subscriber base also explains this result. As a percentage of net revenues, general and administrative expenses remained flat at 16%.

3.3. Bad debt expenses18 came to R$ 5.8 million, up by 7.9% on the R$ 5.3 million registered in 3Q05, but remaining flat at a 1.2% level when compared to net revenues.

3.4. Other selling, general and administrative expenses/revenues19 were positive by R$ 1.6 million in the third quarter versus a positive R$ 0.7 million in 3Q05. This positive result was influenced by the reversal of civil, labor and fiscal contingencies, during the quarter.

3.5. Consolidated EBITDA20 stood at R$ 129.5 million in 3Q06, 20.8% up on the R$ 107.1 million posted in 3Q05. EBITDA margin remained stable at 26%, due to increased marketing activities, sales initiatives and call center expenses, geared to increase the subscriber base and in line with the Company’s growth strategy. When analyzing EBITDA before selling expenses, one can note a better performance from the Company’s margin, moving up from 33% in 3Q05 to 35% in 3Q06, confirming that the recorded growth is bringing subscribers that have positively contributed to the solidification of the Company’s EBITDA margin in the long run. EBITDA before selling expenses grew 28.9%, from R$ 135.7 million to R$ 174.8 million this quarter.

4. Depreciation and Amortization21 expenses totaled R$ 50.2 million, 2.9% down on the R$ 51.6 million recorded in 3Q05. Based on a technical study, the Company changed its subscribers’ estimated useful life from 5 to 6 year, which impacted amortization expenses related to residential hookup costs.

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12 In US GAAP customer relations expenses dropped 15.8%, from US$ 2.2 million in 3Q05 to US$ 1.8 million in 3Q06.
13 In US GAAP payroll and benefits grew 37.3%, from US$ 8.6 million in 3Q05 to US$ 11.8 million in 3Q06.
14 In US GAAP other operating expenses increased 88.2%, from US$ 10.9 million in 3Q05 to US$ 20.5 million in 3Q06.
15 In US GAAP SG&A grew 36.1%, from US$ 41.7 million in 3Q05 to US$ 56.7 million in 3Q06.
16 In US GAAP selling expenses moved up by 71.9%, from US$ 12.2 million in 3Q05 to US$ 20.9 million in 3Q06.
17 In US GAAP general and administrative expenses rose 42.1%, from US$ 26.7 million in 3Q05 to US$ 38.0 million in 3Q06.
18 In US GAAP bad debt expenses climbed 16.8%, from US$ 2.3 million to US$ 2.6 million in 3Q06.
19 In US GAAP other SG&A expenses/revenues grew from a negative US$ 0.6 million in 3Q05 to a positive US$ 4.8 million in 3Q06.
20 In US GAAP EBITDA climbed 38.2%, from US$ 45.3 million in 3Q05 to US$ 62.6 million in 3Q06.
21 In US GAAP depreciation and amortization grew 0.6%, from US$ 17.0 million in 3Q05 to US$ 17.2 million in 3Q06.

5. Consolidated operating income22 (EBIT) ended the quarter at R$ 79.3 million, 42.9% up on the R$ 55.5 million recorded in 3Q05.

NET FINANCIAL RESULT

Financial Results (R$ thousands)	3Q06	3Q05

Net Financial Result	(21,928)	(53,399)

Monetary Indexation, net	(17)	(801)
Gain (loss) on exchange rate, net	321	15,371
Financial expenses	(29,202)	(35,736)
Interest and charges debt	(26,114)	(28,029)
arrears and fine interest	(3,088)	(7,707)
Other financial expenses	(5,330)	(38,986)
Financialincome	12,300	6,753

Result from the sale of property and equipment	(1,393)	1,227
Other (non operating)	70	135

6. Net financial result was negative at R$ 21.9 million, 59.0% higher than the negative R$ 53.4 million posted in 3Q05. This result was a product of:

6.1. Monetary indexation, net23 in the quarter was practically null and was a better result than the R$ 0.8 million expense recorded in 3Q05, due to the monetary restatement by the IGPM on the CADE’s fine occurred in that quarter.

6.2. Gain (loss) on exchange rate, net24 that recorded a positive R$ 15.4 million in 3Q05, was positive at R$ 0.3 million this quarter. The settlement of the Company’s debt denominated in US dollars after the issuance of local Debentures, and therefore, decreasing its exposition in foreign exchange explains this result. Currently the Company’s exposition in foreign exchange is mainly related to its investments.

6.3. Financial expenses25 came to R$ 29.2 million, an 18.3% drop on the R$ 35.7 million recorded in 3Q05. The decline was due to the R$ 1.9 million decrease in the interest related to the current Debentures in comparison to interest related to the debt before the financial restructuring process and to barred IOF (tax on financial transactions) contingencies.

6.4. Other financial expenses26 stood at R$ 5.3 million, 86.4% down on the R$ 39.0 million reported in 3Q05. This decline was due to the R$ 26.8 million drop in hedge expenses, due to lower exposure to exchange rate swaps and the stability of the exchange variation in 3Q06 versus the appreciation of the real during 3Q05. Other important factors that affected this result was the reversion of contingencies for the IOF (tax on financial transaction) on current account and the decrease in expenses with CPMF due to the payment of the 4th Debenture issuance during 3Q05.

6.5. Financial income27 amounted to R$ 12.3 million in the quarter, 82.1% from the R$ 6.8 million recorded in 3Q05, due to the increase in revenues on short term investments during 3Q06 versus 3Q05. In 3Q05, financial income was negatively impacted by the result of investments pegged to exchange variation. Cash investments were exclusively pegged to local interest rate in 3Q06.

6.6. Other non-operating expenses/revenue28 were negative by R$ 1.3 million in 3Q06, versus the positive R$ 1.4 million posted in the same period of the year before. This change was caused by the gains from the sale of fixed assets in 3Q05 versus a loss in the sale of obsolete inventories and offscourings in 3Q06.

7. Income tax and social contribution (current and deferred)29 expense totaled R$ 31.4 million in the quarter, versus R$ 24.0 million recorded in 3Q05. This increase was primarily explained by tax losses

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22 In US GAAP EBIT increased 58.1%, from US$ 28.7 million in 3Q05 to US$ 45.3 million in 3Q06.
23 In US GAAP monetary variation came from positive US$ 377,000 to negative US$ 9,000 in 3Q06.
24 In US GAAP gain (loss) on exchange rate, net moved up by 34.8%, from US$ 1.9 million in 3Q05 to a positive US$ 2.6 million in 3Q06.
25 Financial expenses include interest on financial debt, delinquent interest and fines on loans, and interest payable to suppliers and on tax contingencies. In US GAAP financial expenses raised 28.2%, from US$ 9.6 million to US$ 12.4 million in 3Q06.
26 In US GAAP other financial expenses went from a US$ 19.8 million expense in 3Q05 to a US$ 2.2 million expense in 3Q06.
27 In US GAAP financial income went from a US$ 29.5 million expense in 3Q05 to a US$ 5.6 million revenue in 3Q06.
28 In US GAAP other non-operating expenses/revenues dropped from a positive US$ 472,000 to a negative US$ 198,000 in 3Q06.
29 In US GAAP income tax and social contribution dropped 7.9%, from US$ 4.4 million in 3Q05 to US$ 4.0 million in 3Q06.

and temporary differences, which added a R$ 3.1 million expense in the quarter, versus a positive R$ 5.3 million in 3Q05.

Income Tax and Social (R$ thousand)	3Q06	3Q05

Income Tax and Social Contribution	(31,406)	(24,018)

Current	(7,090)	(8,098)

Deferred	(24,316)	(15,920)

Cost of Tax Loss and Temporary Differences	(3,070)	5,325
Goodwill Amortization	(21,246)	(21,245)

8. The Company recorded a R$ 24.6 million net income30 in the quarter, versus a R$ 20.6 million net loss recorded in the same period of 2005. In addition to a better operating result, the loss with foreign exchange hedge operation recorded in 3Q05 did not occur this quarter. Both factors boded well for this outcome.

DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousand	3Q06	3Q05

Short Term Debt	12,379	290,026

Interest	12,379	17,430
Banking Loans		30,785
Net Serviços Notes		155,362
Sindicato - Net Sul Notes		86,449

Long Term Debt	650,000	650,000

Debentures 5th issuance	650,000	650,000

Total Debt	662,379	940,026

Cash and Cash Equivalents	284,183	471,492
Short Term Investments		98,257

Net Debt	378,196	370,277

US dollar-denominated debt	-	242,515
	0.0%	25.8%
Brazilian real-denominated debt	662,379	697,510
	100.0%	74.2%

• Total debt (principal plus interest expense) posted R$ 662.4 million at the end of the third quarter, as the only short-term obligation interest payment on debentures.

• Cash and cash equivalents posted R$ 284.2 million at the end of the quarter, 39.7% down on the 3Q05 balance, due to the payment of the Net Serviços and Net Sul Notes in connection with the debentures issuance. The Company’s net debt31 ended at R$ 378.2 million. Net debt to last 12-month EBITDA ratio stood at 0.78x.

Financial Ratios	3Q06	3Q05

EBITDA / Interest Expenses	5.90	2.01
Current Ratio	1.63	1.44
Net Debt / EBITDA	0.78	0.86
Net Debt/ Enterprise Value	0.07	0.09

EBITDA / Active Subscribers	R$281	R$289
Net Revenues/Active Subscribers	R$1.063	R$1.005

• Most financial ratios recorded a positive performance, except for EBITDA over connected subscribers. The drop in this ratio reflects higher marketing and sales expenses in order to accelerate growth and, as a consequence, when comparing to lower growth periods, this ratio tends to be temporarily lower.

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30 In US GAAP net income dropped from US$ 27.4 million in 3Q05 to US$ 34.9 million in 3Q06.
31 In USGAAP net debt, which does not include interest provisioned in the period, increased 0.7%, from US$ 204.2 million to US$ 205.7 million this quarter, while the net debt/EBITDA ratio closed the quarter at 0.92x.

• Cash Capex in 3Q06 totaled R$ 93.7 million, 93% of which variable. Of the latter, 81% went to subscriber hook-up, 5.7% to internal building networks, 6.6% to the Vírtua Central, 5.8% to IT and 1.4% to general investments. In the year, the Company has already invested R$ 286.8 million.

• Taking into account the Brazilian economy stability and a more foreseeable performance of the internet users industry in Brazil and the consolidation of the digital base, the Company is comfortable in increasing its bidirectional network in the 12 coming months and expanding its digital services offer to other cities. Therefore, approximately R$ 300 million should be added to the CAPEX of the next 12 months, besides subscriber acquisition investment, which is completely variable and has been corresponding to 90% of our annual investments for the last 3 years. With these investments, the Company should increase the number of bidirectional homes passed from the current 2.8 million homes to 4.5 million homes, reaching almost every A and B class homes within its coverage area and expanding its digital services to, at least, another 5 cities. With these measures the Company expects to extend, on a sustainable base, its current growing cycle.

• As a result of this decision and taking advantage of the favorable capital market scene, the Company should increase its indebtedness from the current R$ 650,0 million to approximately R$ 1.0 billion. As a result Net Debt to last 12-month EBITDA ratio is expected to move from 0.8x to approximately 1.4x by the end of 2006. This new debt will have a longer amortization schedule and lower costs, versus the current debt and, as a consequence, the increase in the net debt to EBITDA ratio is occurring within reliable and manageable levels.

• The sum of the cash position, accounts receivable and inventories surpass total current liability by R$ 71.5 million, showing that the Company has a sound liquidity situation.

CAPITAL MARKETS

• On August 1st, Net Serviços’ shares started to be traded with the reverse split at a 15:1 ratio. In order to reflect this reverse split, the ADR and the shares traded at Latibex changed to a 1:1 ratio. This change did not alter the liquidity, but improved share volatility.

• In 3Q06, the Company’s shares NETC4 (Bovespa) and ADRs (Nasdaq) appreciated 33% and 31%, respectively, when compared to 3Q05. At Bovespa the price grew from R$ 14.70 in 3Q05 to R$ 19.50 this quarter and ADR price grew from U$ 6.90 to U$ 9.00 this quarter. The calculated economic value based on the share price as of the end of the quarter multiplied by the number of shares plus net debt, recorded a 35.3% appreciation from R$ 4.2 billion in 3Q05 to R$ 5.6 billion this quarter.

• Preferred share financial volume at Bovespa remained stable at R$ 1.6 billion this quarter. At Nasdaq, financial volume recorded an expressive growth, surging from U$ 15 million to U$ 44 million, corresponding to more than a 180% increase.

SUBSEQUENT EVENTS

• NET and certain shareholders of VIVAX S.A. (“VIVAX”), on October 11, 2006, entered into a Share Purchase Agreement, for the acquisition of Horizon Telecom International LLC (“HTI”)’s shareholdings direct in VIVAX and in Brasil TV a Cabo Participações S.A. (“BTVC”) (“Acquisition of Minority Interest”). On that same date, NET, Mr. Fernando Norbert and BTVC entered into a Share Purchase Agreement, envisaging the Acquisition of Control of VIVAX by NET, currently held by BTVC (“Acquisition of Control”). These two acquisitions shall be implemented in two different stages, being the first stage the acquisition of minority interest and the second the Acquisition of Control, as the latest will require the approval of the relevant regulatory bodies. These two stages will be accomplished with the same share exchange ratio.

• As approved by the companies Board of Directors and based on market price and economic evaluation, for each share issued by VIVAX, all shareholders will receive 0.5678 preferred shares issued by NET. It is worth mentioning that each Unit of VIVAX comprises three shares, of which two preferred and one common.

• Whit this acquisition the Company is consolidating its presence in the State of São Paulo, which accounts for approximately 33% of the Brazilian GDP and for an important share of NET’s market.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, revenues were positively affected by the average US dollar exchange rate. On the other hand, this factor also increased costs and expenses. The 3Q06 US dollar exchange rate averaged US$ 2.1710, versus US$ 2.3449 in 3Q05, a 7.4% drop. In addition, the conversion of the results and the balance sheet figures from BR GAAP to US GAAP reflects the US regulations under the FASB (Financial Accounting Standards Board), as shown below:

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP

EBITDA in BR GAAP (R$ million)	129.5

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up Fee	7.7
Subscriber sign-in costs	(0.4)
Programming costs	0.6
G&A	2.4
Other	(3.3)

EBITDA in US GAAP (R$ million)	136.5

Diference in EBITDA (US GAAP - BZ GAAP)	7.0

EBITDA in US GAAP (US$ million)	62.6

Net Income in BR GAAP (R$ million)	24.6

Adjustments that affected Net Income in US GAAP (R$ million)

EBITDA	7.0
Depreciation and Amortization	12.6
Interest and exchange variation over debt
expenses	6.6
Income tax and social contribution	22.4
Other	0.5

Net Income in US GAAP (R$ million)	73.7

Diference in Net Income (US GAAP - BZ GAAP)	49.1

Net Income in US GAAP (US$ million)	34.9

• In US GAAP, hook-up revenue obeys SFAS 51 “Financial Reporting by Cable Television Companies”, which states that the difference between hook-up revenue and client sign-in costs must be deferred. When this difference is positive, the amount is booked according to the average period that the subscriber remained in the base. As a result of the current sales campaign, which can exempt subscribers from hook-up fee, in 3Q06 the difference was not positive and the Company did not book this difference. However, during the quarter deferred hook-up revenue was recognized, in the amount of R$ 7.7 million, regarding amounts deferred in previous periods, explaining the higher revenue in US GAAP versus BR GAAP.

• In US GAAP Deferred subscriber sign-in costs also follows SFAS 51 “Financial Reporting by Cable Television Companies”, that defines total subscriber sign-in costs, including sign-in materials, workforce and third-party services to be deferred. In BR GAAP, in addition to the items included in US GAAP, it is also deferred field telecommunication and vehicle expenses. Therefore, in US GAAP this line was R$ 0.4 million lower than BR GAAP in 3Q06.

• In US GAAP, according to EITF 02-16, these benefits were deferred and are being booked in accordance with the updated term of each agreement, while in BR GAAP, these benefits were already booked at the date the agreement was reached, which occurred in previous periods. Thus, in 3Q06, programming costs in US GAAP were R$ 0.6 million lower than in BR GAAP.

• SG&A was R$ 2.4 million lower in US GAAP. The booking of the agreement with programming suppliers, which have granted financial benefits, has occurred on the date the benefit was granted in BR GAAP. In US GAAP, the benefits were deferred and are booked according to the use of the benefit.

• As a consequence of the accounting differences above mentioned, EBITDA in US GAAP was R$ 7.0 million above the EBITDA in BR GAAP, reaching R$ 136.5 million (US$ 62.6 million) in 3Q06.

• Goodwill amortization in US GAAP follows the SFAS 142 “Goodwill and Other Intangible Assets”, which fix an annual test to check if the goodwill amount is supported by future results; in BR GAAP this goodwill is amortized on a monthly basis by the linear method. Due to this difference, net effect at the Depreciation and amortization line was of R$ 12.6 million.

• The main difference between US GAAP and BR GAAP for booking interest and exchange variation over debt and financial expenses, relates to the booking of the debt restructuring process, which took place in March 2005 and the refinancing of this restructured debt through the issuance of a local debenture in September 2005. In BR GAAP, interest on arrears and fine were fully waived at the conclusion of the debt refinancing process. In US GAAP, the restructured debt and its subsequent refinancing followed the SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and EITF 96-19 “Debtors Accounting for a Modification or Exchange of Debt Instruments”, where interest on arrears and fine were added to the principal and are being amortized according to the new settlements’ cash flow. New interest are calculated according to the effective rate, and apportioned in accordance with the terms of the new agreements. As per this difference, in US GAAP interest and exchange variation over debt and financial expenses was R$ 6.6 million below BR GAAP figures.

• Deferred income tax and social contribution expenses records a difference in the accounting principle for the booking of the tax benefits and goodwill regarding the incorporation of Globotel Participações S/A. In US GAAP, an annual booking of the tax benefit used during the year is accomplished, while, in BR GAAP the tax benefit is booked following the linear monthly amortization method, in the amount of R$ 7.1 million per month. In addition, in BR GAAP tax benefit over temporary differences are constituted on monthly basis, while in US GAAP they are evaluated and constituted on an annual basis following SFAS 109 “Accounting for Income Taxes”. The result in US GAAP was R$ 22.4 million better than in BR GAAP during 3Q06, as a consequence of these differences.

• Considering these accounting differences, in US GAAP net income reached R$ 73.7 million (US$ 4.9 million) in 3Q06, a better result in comparison to the R$ 24.6 million recorded in BR GAAP.

DEBT

DEBT - 2Q06 (thousand)	BR GAAP - R$	US GAAP - R$	US GAAP - US$

Short Term Debt	12,379	19,813	9,113

Interest	12,379
Bilateral Agreements - SFAS15	-	15,210	6,996
Debentures - SFAS15	-	4,603	2,117

Long Term Debt	650,000	706,210	324,813

	-	-	-
Debentures - 5th issuance	650,000	466,429	214,529
Debentures - SFAS15	-	85,412	39,284
Bilateral Agreements - SFAS15	-	154,369	71,000

Total Debt	662,379	726,023	333,926

Cash and Cash Equivalents	284,183	24,028	11,051
Short Term Investments	-	254,674	117,135

Net Debt	378,196	447,321	205,740

Net Debt / LTM EBITDA	0.78	-	0.92

• In US GAAP, the Company’s debt is booked in line with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” due to the conclusion of the financial restructuring carried out in March 2005. According to SFAS 15, the prepayment to holders of Real-denominated senior debt notes who directly or indirectly participated in the 5th public debenture issuance should be booked according to EITF 96-19 “Debtors Accounting for a Modification or Exchange of Debt Instruments”. In addition, interest in US GAAP is not booked as debt as it is in BR GAAP. Thus, in US GAAP total debt at the end of the quarter was US$ 333.9 million, equivalent to R$ 726.0 million, R$ 63.6 million above BR GAAP figure.

UPCOMING EVENTS

1. Conference call – Third Quarter 2006 Earnings Results
Date: October 24, 2006
In Portuguese:
4:00 pm (US EST)        Phone: (+55 11) 2101-4848
                                     Replay: (+55 11) 2101-4848
                                     Conference code: Net
Live webcast: http://www.ri.netservicos.com.br

In English:
5:00 pm (US EST)        Phone: (+1 973) 409-9260
                                     Replay: (+1 973) 341-3080
                                     Conference code:7882525
Live webcast: http://www.ir.netservicos.com.br

2. Public Meeting
São Paulo - APIMEC	Rio de Janeiro - APIMEC
Venue: Auditório Plaza Centenário	Venue: RB1 - Clube Business Club One
Av. Nações Unidas, 12.995 (Robocop)	Av. Rio Branco 01 – Mauá Room
Date: October 26, 2006	Date: October 26, 2006
Time: 8:30 am (Brasília time)	Time: 6:00 pm (Brasília time)

3. Expected dates for upcoming Quarterly Results
(4Q06)     --> February 6, 2007
(1Q07)     --> April 18, 2007

This release contains forward-looking statements relating to the prospectus of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS IN BR GAAP

Net Serviços de Comunicação S.A.
Income Statemet	3Q06	3Q05	9M06	9M05
Brazilian Corporate Law - (in R$ thousand)

Revenues
Subscriptions	596,801	474,218	1,674,317	1,335,213
Sign-on and hookup-up fees, net	5,290	4,060	13,678	11,524
Deferred sign-on and hookup fee revenue, net	41,399	31,032	101,027	80,935
PPV	19,875	19,605	50,359	50,952
Other Revenues	21,524	11,427	50,668	29,983
Gross Revenues	643,490	509,310	1,789,022	1,427,672
Services and other taxes	(142,783)	(99,326)	(383,343)	(267,217)
Net Revenues	500,707	409,984	1,405,679	1,160,455
	24%	-21%
Direct Operating Expenses	(242,821)	(206,034)	(692,422)	(576,893)
Programming & Royalties	(142,053)	(125,590)	(405,735)	(355,441)
Network Expenses	(24,959)	(26,284)	(82,785)	(74,800)
Customers Relations	(3,951)	(5,068)	(12,186)	(15,241)
Payroll and Benefits	(25,696)	(20,349)	(72,398)	(54,022)
Other Costs	(46,162)	(28,743)	(119,318)	(77,389)

Selling, General and Adminstrative Expenses	(128,430)	(96,815)	(341,450)	(248,230)
Selling	(45,387)	(28,537)	(129,459)	(66,964)
General & adminstrative	(78,893)	(63,589)	(210,749)	(168,609)
Bad Debt Expenses	(5,771)	(5,346)	(19,008)	(15,579)
Other income/ (expense), net	1,621	657	17,766	2,922

EBITDA	129,456	107,135	371,807	335,332
EBITDA margin	26%	26%	26%	29%

Depreciation and Amortization	(50,162)	(51,637)	(144,733)	(162,582)
Depreciation	(37,278)	(37,099)	(110,291)	(108,922)
Amortization	(12,884)	(14,538)	(34,442)	(53,661)
Operating Income/(Loss) - EBIT	79,294	55,498	227,074	172,750
EBIT margin	16%	14%	16%	15%

Monetary indexation, net	(17)	(801)	(595)	(3,194)
Loss on exchange rate, net	321	15,371	10,081	40,581
Financial Expenses	(34,532)	(74,722)	(132,213)	(285,064)
interest, charges, arrears and fine	(26,114)	(28,029)	(83,893)	(125,570)
interest financial expenses others (suppliers and taxes)	(3,088)	(7,707)	(9,441)	(26,856)
other financial expenses	(5,330)	(38,986)	(38,879)	(132,638)
Financial Income	12,300	6,753	36,445	157,126
Other financial income	12,300	6,753	36,445	8,628
Discount granted over debt restructuring	0	0	0	148,498
Loss on sale of fixed assets	(1,393)	1,227	(2,555)	240
Other (non-operating)	70	135	709	(12,834)

Income/(loss) bef. Investees, min.ints.	56,043	3,461	138,946	69,605
Current income tax	(7,090)	(8,098)	(18,344)	(25,856)
Deferred income tax	(24,316)	(15,920)	(67,022)	(48,843)

Income/(loss) bef. investees, mmin. Ints	24,637	(20,557)	53,580	(5,094)
Minority interests	(34)	(19)	(68)	(116)

Net Income (loss)	24,603	(20,576)	53,512	(5,210)
Net Income (loss) per share	0.09	(0.08)	0.20	(0.02)
Number of shares	267,987,468	256,925,168	267,987,468	256,925,168

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q06%		3Q05%
Brazilian Corporate Law - (in R$ thousand)

Assets
Cash & cash equivalents	284,183	12.3%	471,492	19.9%
Short term investments	0	0.0%	98,257	4.2%
Net accounts receivable	109,251	4.7%	75,921	3.2%
Account receivable from subscriber - net	84,621	3.7%	69,706	2.9%
Other receivables	24,630	1.1%	6,215	0.3%
Inventories	52,772	2.3%	32,325	1.4%
Income tax recoverable	32,622	1.4%	40,447	1.7%
Diferred income tax	110,903	4.8%	108,556	4.6%
Prepaid expenses	19,563	0.8%	25,339	1.1%
Other receivables	2,691	0.1%	1,730	0.1%
Total Current Assets	611,985	26.4%	854,067	36.1%
Investments	61,338	2.6%	87,732	3.7%
Net Property & Diferred	1,059,396	45.8%	878,706	37.1%
Other Assets	582,530	25.2%	544,852	23.0%
Judicial Deposits	131,563	5.7%	109,337	4.6%
Diferred taxes recoverable	417,737	18.0%	398,164	16.8%
Other receivables	33,230	1.4%	37,351	1.6%
Long-term Assets	1,703,263	73.6%	1,511,290	63.9%
Total Assets	2,315,249	100.0%	2,365,357	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	180,120	7.8%	178,328	7.5%
Provision for payables	11,965	0.5%	12,061	0.5%
Income tax	18,456	0.8%	27,175	1.1%
Short-term debt	(0)	0.0%	273,300	11.6%
Debenturs	12,379	0.5%	16,726	0.7%
Payroll accruals	4,782	0.2%	4,440	3.4%
Other payable accounts	146,989	6.3%	80,068	3.4%
Tax accruals	44,517	1.9%	30,255	1.3%
Payroll provision	53,712	2.3%	25,345	1.1%
Other debts	48,760	2.1%	24,468	1.0%
Total Curret Liabilities	374,691	16.2%	592,098	25.0%

Long-term debt	0	0.0%	0	0.0%
Debentures	650,000	28.1%	650,000	27.5%
Associated companies	(0)	0.0%	1,117	0.0%
Taxes and contributions payable	2,469	0.1%	4,391	0.2%
Provision for contingencies	592,465	25.6%	626,962	26.5%
Other	20,452	0.9%	58	0.0%
Total Long Term Liabilities	1,265,386	54.7%	1,282,528	54.2%
Total Liabilities	1,640,077	70.8%	1,874,626	79.3%

Minority Interest	390	0.0%	336	0.0%
Capital Stock	3,535,618	152.7%	3,375,692	142.7%
Goodwill reserves	355,924	15.4%	515,849	21.8%
Accumulated Losses	(3,216,760)	-138.9%	(3,401,146)	-143.8%
Shareholders' Equity	674,782	29.1%	490,395	20.7%
Liabilities and Stockholders´ Equity	2,315,249	100.0%	2,365,357	100.0%

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	3Q06	3Q05	6M06	6M05
Brazilian Corporate Law - (in R$ thousand)

Cash and cash equivalents, beeinnine of the period	297,109	274,706	302,756	324,734

Results of the period	24,603	(20,576)	53,512	(5,210)

Non-cash items	93,463	119,862	299,721	225,803
Interest and monetary variation, net	12,716	(402)	25,894	143
Provision for interest on loans net of payment	25,932	25,181	83,345	127,824
eain / Loss with Hedee instruments	2,544	30,904	31,905	30,904
Depreciation and Amortization	50,164	51,638	144,733	162,582
Minority interest	34	19	68	116
Diferred income tax and social contribution	24,316	15,920	67,022	48,843
Result from permanent assets write-off	4,556	663	7,589	16,066
Waiver of debt	-	-	-	(148,519)
Reserve for contineencies	(26,799)	(4,061)	(60,835)	(12,156)

Decrease (Increase) in assets	(32,136)	(271,453)	54,754	(265,732)
Accounts receivable from subscribers, net	(7,006)	(5,156)	(12,777)	(8,962)
Inventories	(6,176)	(1,233)	(10,198)	(1,621)
Taxes recoverable	(6,501)	(8,537)	12,617	(7,555)
Other Assets	(13,361)	(259,194)	71,782	(272,294)
Prepaid expenses	908	2,667	(6,670)	24,700
Dividends receivable
Increase (decrease) in liabilities	37,809	(12,779)	62,637	(64,647)
Supliers and proerammers	9,951	(12,139)	47,259	(21,483)
Tax liabilities	8,963	8,603	(9,177)	4,047
Salaries and payroll charees	14,508	(12,225)	20,537	(12,675)
Provision for other liabilities	4,387	2,982	4,018	(34,536)
Increase (decrease) in workine capital	5,673	(284,232)	117,391	(330,379)

Investine activities
Acquisition of property and diferred	(83,601)	(43,976)	(286,754)	(109,800)
Proceeds from the sale of equipment	60	684	527	1,050
Cash flow from investine activities	(83,541)	(43,292)	(286,227)	(108,750)

Cash flow from financine activities
Short term debt issuance	-	767,405	-	967,405
Repayment of lone term debt	(53,124)	(499,401)	(202,970)	(1,341,853)
Capital increase	-	1,205	-	583,927
Cash flow net from financine activities	(53,124)	269,209	(202,970)	209,479

Increase (Decrease) in cash	(12,926)	40,971	(18,573)	(9,057)

Cash and cash equivalents, end of the period	284,183	315,677	284,183	315,677

FINANCIAL STATEMENTS IN US GAAP

Net Serviços de Comunicação S.A.
Income Statement	3Q06	3Q05	9M06	9M05
US GAAP - (in US$ thousands)

Revenues
Subscriptions	273,698	201,350	764,012	535,243
Sign-on and hookup revenue, net	5,963	2,796	17,282	7,797
Gross sign-on and hookup fee revenue	2,414	1,707	6,213	4,574
Deferred sign-on and hookup fee revenue,net	3,549	1,089	11,069	3,223
Other services	17,500	13,187	44,769	32,570
PPV	9,120	8,332	23,040	20,503
Others	8,380	4,855	21,729	12,067
Gross Revenues	297,161	217,333	826,063	575,610
Services and other taxes	(65,535)	(42,198)	(175,086)	(107,340)
Net Revenues	231,626	175,135	650,977	468,270

Direct Operating Expenses	(112,334)	(88,186)	(317,406)	(231,692)
Programming & Royalties	(64,808)	(53,762)	(184,109)	(141,909)
Network Expenses	(13,433)	(12,802)	(49,323)	(32,449)
Customers Relations	(1,811)	(2,151)	(5,555)	(6,107)
Redemption of term investments	(11,756)	(8,563)	(26,488)	(21,619)
Prepaid expenses and other assets	(20,526)	(10,908)	(51,931)	(29,608)

Selling, General and Administrative Expenses	(56,723)	(41,691)	(158,520)	(100,343)
Selling	(20,886)	(12,150)	(59,298)	(27,111)
General & administrative	(37,957)	(26,717)	(97,874)	(67,341)
Bad Debt Expenses	(2,636)	(2,256)	(8,682)	(6,176)
Other income/(expense), net	4,756	(568)	7,334	285

EBITDA	62,569	45,258	175,051	136,235
EBITDA Margin	27%	26%	27%	29%

Depreciation and Amortization	(17,225)	(17,120)	(56,418)	(46,728)
Depreciation	(17,222)	(17,028)	(56,411)	(46,442)
Amortization	(3)	(92)	(7)	(286)
Loss on write-down of equipment, net	-	537	(513)	141
Operating Income/(Loss) - EBIT	45,344	28,675	118,120	89,648
EBIT Margin	20%	16%	18%	19%

Non-operating Expenses
Monetary indexation, net	(9)	377	(256)	(482)
Loss on exchange rate, net	2,609	1,936	5,587	26,142
Financial expenses	(14,551)	(29,399)	(53,426)	(81,220)
interest,charges, arrears and fine	(10,952)	(7,810)	(32,126)	(40,049)
interest financial expenses others	(1,407)	(1,827)	(4,288)	(8,364)
other financial expenses	(2,192)	(19,762)	(17,012)	(32,807)
Financial income	5,566	29,529	16,139	35,400
Other (non-operating)	(198)	472	226	743

Income/(loss) bef. tax, investees, min. ints.	38,761	31,590	86,390	70,231
Current income tax	(3,157)	(4,382)	(8,076)	(12,003)
Deferred income tax	(881)	-	(2,440)	-

Income/(loss) bef. Investees, min.ints.	34,723	27,208	75,874	58,228
Equity in earnings	161	149	639	334

Net Income (Loss) before discontinued operations	34,884	27,357	76,513	58,562
Deemed dividend to preferred stockholders	-	-	-	-
Net Income (Loss) allocable to common stockholders	34,884	27,357	76,513	58,562

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q06%		3Q05%
US GAAP - (in US$ thousands)

Assets
Cash & cash equivalents	11,051	0.8%	20,737	1.6%
Short term investments	117,135	8.8%	119,269	9.1%
Net accounts receivables	103,113	7.8%	196,628	15.1%
Accounts receivable	101,592	7.7%	92,261	7.1%
Advances to suppliers	513	0.0%	607	0.0%
Advances to employees	1,375	0.1%	1,435	0.1%
Restricted Cash	0	0.0%	114,565	8.8%
Other	11,352	0.9%	1,524	0.1%
Provision for doubful accounts	(11,719)	-0.9%	(13,764)	-1.1%
Income tax recoverable	14,683	1.1%	17,995	1.4%
Deferred income tax	34,727	2.6%	38,093	2.9%
Prepaid expenses and other current assets	8,577	0.6%	10,982	0.8%
Total current assets	289,286	21.8%	403,704	31.0%

Deferred income tax	132,438	10.0%	78,707	6.0%
Recoverable income tax	11,095	0.8%	8,695	0.7%
Investments and advances to investees	3,217	0.2%	2,734	0.2%
Net property and equipment	528,803	39.9%	427,566	32.8%
Cable network	1,265,288	95.5%	1,108,694	85.0%
Land, buildings, improvem.fix.fit, & instal.	27,143	2.0%	25,478	2.0%
Vehicles	2,359	0.2%	2,419	0.2%
Data processing equip.and others	189,721	14.3%	191,174	14.7%
Cable construction materials	38,454	2.9%	26,604	2.0%
Accumulated depreciation	(994,162)	-75.0%	(926,803)	-71.1%
Goodwill on acquisition of subsidiaries	288,926	21.8%	321,160	24.6%
Other assets	71,395	5.4%	61,529	4.7%
Long-term assets	1,035,874	78.2%	900,391	69.0%
Total assets	1,325,160	100.0%	1,304,095	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	82,570	6.2%	80,356	6.2%
Income taxes payable	8,241	0.6%	12,029	0.9%
Short-term debt	0	0.0%	13,853	1.1%
Current portion of long-term debt	9,113	0.7%	117,829	9.0%
Interest payable and other financial charges	4,891	0.4%	6,942	0.5%
Deferred Revenue	50,989	3.8%	47,169	3.6%
Other payables and accruals	74,981	5.7%	43,329	3.3%
Current Liabilities	230,785	17.4%	321,507	24.7%

Long-term debt	324,813	24.5%	327,135	25.1%
Due to related companies	0	0.0%	502	0.0%
Deferred sign-on, hookup fee and programming benefit	26,691	2.0%	24,762	1.9%
Taxes and payables and accruals	1,135	0.1%	1,349	0.1%
Commitments and contigencies	272,259	20.5%	281,936	21.6%
Long-term liabilities	624,898	47.2%	635,684	48.7%
Commitments and contigencies	272,259	20.5%	281,936	21.6%

Capital stock - preffered and common shares	2,611,955	197.1%	2,548,369	195.4%
Capital stock - preffered and common shares	108,492	8.2%	136,971	10.5%
Interest owner's capital	(2,054,923) -155.1%		(2,129,288)	-163.3%
Accumulated deficit	(196,047)	-14.8%	(209,148)	-16.0%
Shareholders' equity	469,477	35.4%	346,904	26.6%

Total Liabilities and Shareholders'Equity	1,325,160	100.0%	1,304,095	100.0%

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	3Q06	3Q05	9M06	9M05
US GAAP - (in US$ thousands)

Cash and cash equivalents, beginning of the period	5,520	49,994	5,520	49,994
Loss for the period	34,884	27,357	76,513	58,562
Non-cash items	14,449	4,309	61,556	42,621
Deferred sign-on and hook-up fee revenue	47	5	116	358
Amortization of deferred revenues	(5,254)	(2,867)	(14,464)	(7,924)
Equity in results of investees	(159)	(148)	(637)	(334)
Exchange rate, monetary indexation and interest expense, net	13,429	(8,571)	44,401	7,619
Depreciation and amortization	17,225	17,120	56,418	46,729
Deferred income tax	881	990	2,429	1,894
Write off and disposal of assets, net	636	(537)	1,149	(141)
Reserve for contingencies	(12,356)	(1,683)	(27,856)	(5,580)
Decrease (Increase) in assets	(1,065)	(109,372)	15,559	(129,890)
Accounts receivable	(4,457)	(301)	(13,522)	(10,875)
Income tax recoverable	(2,916)	(3,393)	5,690	(3,047)
Restricted cash	118	(103,453)	46,627	(103,453)
Redemption of term investments	11,748	(2,834)	(5,575)	-
Prepaid expenses and other assets	(5,558)	609	(17,661)	(12,515)
Increase (decrease) in liabilities	24,339	(4,441)	57,854	(8,219)
Accounts payable to suppliers and programmers	4,267	(1,961)	27,149	(4,082)
Income taxes payable	2,995	3,155	(7,495)	3,696
Sales taxes, accrued expenses and other liabilities	10,398	(271)	24,954	(2,884)
Payroll and related charges	6,679	(5,364)	13,246	(4,949)
Increase (decrease) in working capital	23,274	(113,813)	73,413	(138,109)

Cash flow from investing activities	(42,820)	(60,206)	(133,328)	(85,284)
Advances to related companies	-	-	-	-
Withdrawals of short-term investments	-	(42,363)	-	(42,363)
Acquistion of property and equipment	(42,464)	(20,098)	(137,252)	(49,033)
Proceeds from the sale of equipment	(356)	2,255	3,924	6,112

Cash flow from financing activities	(24,843)	112,881	(93,583)	77,076
Short term debt issuance	-	200,571	-	276,204
Repayment of long term debt	(24,843)	(88,202)	(93,583)	(422,210)
Related party loan repayments	-	512	-	223,082

Effect of exchange rate changes on cash	587	215	2,615	5,385

Change in cash and cash equivalents	5,531	(29,257)	(12,814)	(39,749)

Cash and cash equivalents, end of the period	11,051	20,737	(7,294)	10,245

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.